UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 31, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Santarus, Inc.

File No. 333-111515 - CF#30741

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Salix Pharmaceuticals, Ltd. (successor to Santarus, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 23, 2003.

Based on representations by Salix Pharmaceuticals, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.4	through February 20, 2024
Exhibit 10.1	through February 20, 2024
Exhibit 10.2	through February 20, 2024
Exhibit 10.3	through February 20, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary